UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan
(Full Title of the Plan)
PAREXEL International Corporation
195 West Street
Waltham, MA 02451
(Name of Issuer of the Securities Held Pursuant to the
Plan and the Address of its Principal Executive Offices)

Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2016

i

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
PAREXEL International Corporation 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of PAREXEL International Corporation 401(k) Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 29, 2017

 PAREXEL International Corporation 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
Assets
Investments, at fair value:	$367,359,048	$324,670,357
Receivables:
Notes receivable from participants	4,810,575	4,967,200
Other receivables	—	85,158
Participants’ contributions	1,069,104	—
Employer contributions	222,988	—
Total receivables	6,102,667	5,052,358
Net assets available for benefits	$373,461,715	$329,722,715

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
Additions
Contributions:
Participants	$37,315,948
Employer	9,413,055
Rollovers	10,914,247
Total contributions	57,643,250
Interest income on notes receivable from participants	199,759
Investment income:
Dividends and interest income	4,421,912
Net appreciation in fair value of investments	18,627,639
Net investment income	23,049,551
Total additions	80,892,560
Deductions
Benefit payments	37,081,708
Administrative expenses	71,852
Total deductions	37,153,560
Net increase	43,739,000
Net assets available for benefits at beginning of year	329,722,715
Net assets available for benefits at end of year	$373,461,715
See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2016

1. Description of the Plan
The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986 (the Code), as amended, and the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.
Contributions
Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. If automatically enrolled, a participant's deferral is set at 3% of eligible compensation until changed by the participant. If the participant makes no changes, then the contributions will automatically be increased by 1% each January 1st, up to a maximum deferral rate of 6%.
The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the Plan year. During the Plan year ended December 31, 2016, no discretionary contribution was made to the Plan by the Company.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Participants that are automatically enrolled have their contributions invested in the applicable State Street Global Advisors (SSgA) Target Retirement fund based on their age until they change their election. The Company's contributions are invested in the same manner as that of the participant’s elective contributions.
Participant Accounts
Participant accounts are maintained by an independent record keeper, Fidelity Workplace Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses) based upon investment elections, and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts can be used to reduce future Plan administrative expenses and Company contributions. During the year ended December 31, 2016, forfeitures used to offset Company contributions amounted to $1,367,006 and forfeitures used to offset administration expenses amounted to $32,503. At December 31, 2016 and 2015, the remaining balance of forfeited non-vested amounts totaled to $560,742 and $244,044, respectively.
Notes Receivable from Participants
A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. A participant may not have more than one loan outstanding at any point in time. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.

Benefits
A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement (if elected), death, permanent or total disability, or age 59 1/2. In-service withdrawals may be made in the event of a financial hardship, as defined by the Plan, but will result in the suspension of all contributions for six months. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Recent Accounting Standard Adopted
In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965), (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement-Date Practical Expedient". Under ASU 2015-12 (Part I), the fully benefit-responsive investment contracts are to be measured, presented and disclosed at contract value. ASU 2015-12 (Part II) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (Part III) provides employee benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04. The accounting and disclosure changes are effective for annual periods beginning after December 15, 2015. Management adopted ASU 2015-12 for the year ended December 31, 2016 and retrospectively applied the guidance to the 2015 disclosures presented herein. Parts I and III are not applicable to the Plan.
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The accounting and disclosure changes are effective for annual periods beginning after December 15, 2015. Management adopted ASU 2015-07 for the year ended December 31, 2016 and retrospectively applied the guidance to the 2015 disclosures presented herein.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common and Collective Trust Funds are valued at the net asset value per unit held by the Plan at year end as determined by SSgA and Fidelity Institutional Asset Management, the issuers of the individual funds. Mutual funds are valued at the net asset value of shares held by the Plan based on quoted prices in an active market on December 31, 2016 and 2015, respectively; PAREXEL International Corporation Common Stock is valued at the closing market price on the NASDAQ on December 31, 2016 and 2015, respectively. Refer to Note 3 for further discussion and disclosures related to fair value measurements.
Security transactions are accounted for on a trade-date basis, and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation and depreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded as earned on the accrual basis. Dividends are recorded as of the ex-dividend date.
The Company’s Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments. The Company’s Investment Committee is comprised of senior members of human resource and finance and reports to the Business Review Committee of the Company.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payments of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Expenses
All Plan expenses are paid by the Company, except those relating to record keeping fees on participant loans, which are allocated to the applicable individual participants’ accounts.
3. Fair Value Measurements
The Plan applies the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurement. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

◦	quoted prices for similar assets and liabilities in active markets

◦	quoted prices for identical or similar assets or liabilities in markets that are not active

◦	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•
Level 3 – Unobservable inputs for the assets or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2016 and December 31, 2015:

As of December 31, 2016	Level 1	Level 2	Level 3	Total
Mutual Funds	$141,306,130	$—	$—	$141,306,130
PAREXEL International Corporation Common Stock	10,942,534	—	—	10,942,534
	$152,248,664	$—	$—	$152,248,664
Common and Collective Trust Funds measured at net asset value [1]				$215,110,384
Total investments at fair value				$367,359,048

As of December 31, 2015	Level 1	Level 2	Level 3	Total
Mutual Funds	$130,232,234	$—	$—	$130,232,234
PAREXEL International Corporation Common Stock	11,054,028	—	—	11,054,028
	$141,286,262	$—	$—	$141,286,262
Common and Collective Trust Funds measured at net asset value [1]				$183,384,095
Total investments at fair value				$324,670,357
1This category includes investments in various asset classes designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common and collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of equity funds, fixed income funds, and alternative funds. In addition, this category includes investments in domestically traded smaller cap equity securities. There are currently no redemption restrictions on these investments.

During the year ended December 31, 2016, there were no transfers between Level 1, Level 2, or Level 3.
4. Transactions and Agreements with Parties-in-Interest
The Plan holds shares of mutual funds managed by Fidelity, the trustee of the Plan. The Plan also holds shares of the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received no common stock dividends from the Company for 2016.
5. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the IRS dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Code, and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Net assets available for benefits per the financial statements	$373,461,715	$329,722,715
Less: participants’ contributions receivable	1,069,104	—
Less: employer contributions receivable	222,988	—
Net assets available for plan benefits per the Form 5500	372,169,623	329,722,715

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

December 31, 2016
Net increase, per the financial statements	$43,739,000
Less: participants' contributions receivable	1,069,104
Less: employer contributions receivable	222,988
Net income per the Form 5500	$42,446,908

8. Subsequent Events

Effective February 1, 2017, the PAREXEL International Corporation Common Stock Fund was closed to new investments and will be removed as a 401(k) Plan investment option effective February 15, 2018.
On June 20 2017, the Company announced they entered into a definitive agreement with Pamplona Capital Management, in which Pamplona will acquire all of the outstanding shares of PAREXEL for $88.10 per share in cash. Should the acquisition of Parexel close prior to February 15, 2018, the Parexel shares in the investment plan will be cashed out at the date of closing and the funds will be redirected according to each participant's election or into the default investment option if the participant has not made an election.

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN No. 04-2776269 Plan No. 001
December 31, 2016

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common and Collective Trust Funds:
SSgA Target Retirement 2040 Non-Lending Series Fund	2,899,825 shares	$35,021,181
SSgA Target Retirement 2035 Non-Lending Series Fund	2,660,241 shares	31,992,053
SSgA Target Retirement 2030 Non-Lending Series Fund	2,657,959 shares	31,826,405
SSgA Target Retirement 2025 Non-Lending Series Fund	2,241,471 shares	26,660,053
SSgA Target Retirement 2045 Non-Lending Series Fund	2,032,182 shares	24,593,464
SSgA Target Retirement 2020 Non-Lending Series Fund	1,538,150 shares	17,994,812
Fidelity Institutional Asset Management Small/Mid Cap Core*	161,214 shares	16,700,149
SSgA Target Retirement 2050 Non-Lending Series Fund	1,200,684 shares	14,529,480
SSgA Target Retirement 2015 Non-Lending Series Fund	555,163 shares	6,338,855
SSgA Target Retirement 2055 Non-Lending Series Fund	420,738 shares	5,092,618
SSgA Target Retirement Income Non-Lending Series Fund	363,499 shares	4,016,658
SSgA Target Retirement 2060 Non-Lending Series Fund	33,197 shares	344,656
Total Common and Collective Trust Funds		$215,110,384
Mutual Funds:
Fidelity Contrafund Class K*	568,024 shares	$55,882,176
Fidelity 500 Index Fund*	225,228 shares	17,646,605
Fidelity Diversified International Fund*	488,046 shares	16,217,772
Fidelity Money Market Trust Retirement Portfolio*	10,774,473 shares	10,774,473
Fidelity Low-Priced Stock Fund*	212,788 shares	10,518,100
FA Total Bond Z*	897,117 shares	9,419,727
Fidelity Extended Market Index Fund*	121,083 shares	6,724,949
Dodge & Cox Stock Fund	30,043 shares	5,536,895
Fidelity US Bond Index Fund*	455,742 shares	5,236,476
Fidelity International Index Fund*	94,818 shares	3,348,957
Total Mutual Funds		$141,306,130

PAREXEL International Corporation Common Stock*	166,485 shares	$10,942,534
Participant Loans*	3.25% to 7.00%	4,810,575
TOTAL ASSETS per the Form 5500		$372,169,623
*Indicates party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date:	June 29, 2017	PAREXEL International Corporation 401(k) Retirement Savings Plan
		By:	/s/ Michele Fournier
Michele Fournier
Corporate Vice President, Compensation Benefits & HRIS

Index to Exhibits

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm